SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PERFORMANCE SPORTS GROUP LTD

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

71377G100

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71377G100	Page 2 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,310,239
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,310,239
11.	Aggregate amount beneficially owned by each reporting person 4,310,239
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.5%
14.	Type of reporting person (see instructions) OO, IA

SCHEDULE 13D

CUSIP No. 71377G100	Page 3 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,342,419
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,342,419
11.	Aggregate amount beneficially owned by each reporting person 3,342,419
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.3%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 71377G100	Page 4 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,636,767
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,636,767
11.	Aggregate amount beneficially owned by each reporting person 2,636,767
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.8%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 71377G100	Page 5 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 705,652
	9.	Sole dispositive power 0
	10.	Shared dispositive power 705,652
11.	Aggregate amount beneficially owned by each reporting person 705,652
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.5%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 71377G100	Page 6 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,310,239
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,310,239
11.	Aggregate amount beneficially owned by each reporting person 4,310,239
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.5%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 71377G100	Page 7 of 9

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,310,239
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,310,239
11.	Aggregate amount beneficially owned by each reporting person 4,310,239
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.5%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 71377G100	Page 8 of 9

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common shares, no par value per share (the “Common Shares”), of Performance Sports Group Ltd., a corporation formed under the laws of British Columbia, Canada (the “Company”). This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated August 25, 2016. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

The Company’s financial advisor has provided the Reporting Persons with the necessary consent to commence discussions with an affiliate of one of the co-owners of the purchaser under the Asset Purchase Agreement that the Company entered in connection with its restructuring process (the “Purchaser”) and its representatives about the possibility of the Reporting Persons and the Purchaser, and/or one or more entities to be formed at their direction, acting together with respect to potential plans or proposals related to a potential transaction involving the Company (a “Potential Transaction”).

The discussions among the Reporting Persons and representatives of the Purchaser are ongoing.

It is uncertain whether the Reporting Persons and the Purchaser, and/or an entity formed thereby, on the one hand, and the Company, on the other hand, will agree to any definitive agreement with respect to any Potential Transaction, or that any Potential Transaction will occur. Further, there can be no assurance that the Purchaser and the Reporting Persons will reach any agreement on, or submit a plan or proposal with respect to, any Potential Transaction, or that a Potential Transaction will occur.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 45,566,680 Common Shares outstanding as of April 13, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on April 14, 2016.

(c) The Reporting Persons effected the following transactions in the Common Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number	Weighted Average
			of Share	Price Per Share
CCP	Sale	11/01/2016	85,274	$1.95

CCP2	Sale	11/01/2016	22,048	$1.95

Separate Account	Sale	11/01/2016	30,478	$1.95

Disclaimer of Group.

The Reporting Persons and the Purchaser presently have no collective intention with respect to acquiring, voting, holding or disposing of equity securities of the Company, including the Common Shares held by the Reporting Persons (whether by tender offer, exchange offer, merger or otherwise). Accordingly, the Reporting Persons and the Purchaser have not agreed to act together with respect to acquiring, voting, holding or disposing of equity securities of the Company. For that reason, the Reporting Persons disclaim the formation of a “group” with the Purchaser within the meaning of Rule 13d-5 of the Exchange Act, and are not making a group filing with the Purchaser pursuant to Section 13(d) under the Exchange Act.

SCHEDULE 13D

CUSIP No. 71377G100	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 29, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact